BUCHANAN INGERSOLL & ROONEY PC

Warren J. Archer 412 392 2145 warren.archer@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, Pennsylvania 15219-1410 T 412 392 2000 F 412 392 2128 www.buchananingersoll.com

December 29, 2006

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gray Peaks, Inc.
Form 10-KSB for the year ended December 31, 2005
Forms 10-QSB for the quarters ended March 31, June 30 and
September 30, 2006
Filed 3/31/06
File No. 333-118255

Dear Mr. Gordon:

I am writing in response to your letter (the “Letter”) of December 14, 2006 to Bernard Asher, President, Chief Financial Officer and Treasurer of Gray Peaks, Inc. (the “Company”). Our firm represents the Company. In the Letter you raised certain comments with respect to the subject filings. The responses of the Company are set forth below. For your convenience, I have set out the comments in full below followed by the Company’s response.

Comment:

Item 6 Management’s Discussion and Analysis, page 7

Liquidity and Capital Resources, page 8

1. We note that you have experienced cash operating losses since inception and your current liabilities exceed your current assets by approximately $123,000 as of December 31, 2005 and your financial condition appears to have deteriorated over the first three quarters of 2006. In future filings, please explain in your liquidity discussion how you intend to fund operations for

Mr. Daniel L. Gordon

December 29, 2006

the next twelve months. If there are mitigating factors that preclude you from preparing the financial statements on a liquidation basis, these factors should be fully discussed in the plan of operation and in the notes to the financial statements. If the Company has a viable plan to overcome its financial difficulties, such as the ability and intention of the majority stockholder to contribute additional capital, this plan must be prominently disclosed in accordance with FRR 607.02.

Response:

As requested, in future filings the Company will provide the information described in the comment.

2. We note from page F-8 that you raised $425,520 through additional funding sources in 2004. In future filings, please disclose in your liquidity discussion the actual source of any funding, the terms under which the funding was granted and any whether of not you anticipate these sources of funding to be available to you in the future.

Response:

As requested, in future filings the Company will provide the information described in the comment.

Statement of Operations During the Development Stage, page F-3

3. It is not appropriate to present stock-based compensation as a single line item in your statement of operations without indicating the breakout of the expense amongst the other expense categories presented. Please revise in future filings to allocate compensation expense between the appropriate expense categories and provide additional disclosure by 1) parenthetically noting the amount of stock-based compensation included in each expense line item, 2) parenthetically noting the amount of stock-based compensation that has been excluded from a particular expense line item, or 3) breaking out the stock-based compensation from other charges within a specific expense line item.

Response:

As requested, the Company will provide a revised compensation expense disclosure in future filings.

Statement of Cash Flows, page F-4

Mr. Daniel L. Gordon

December 29, 2006

4. Please advise us why proceeds from the issuance of notes payable resulted in a cash outflow in 2004.

Response:

The Company’s December 31, 2005 10-KSB had a classification error as it related to two items on the December 31, 2004 Statement of Cash Flows. During 2004, Company made payments on shareholder advances were incorrectly shown on the line “Proceeds from the issuance of notes payable”. They should have been shown as a separate line item under cash flows from investing activities. The December 31, 2004 financial statements properly showed the two items, but were mistakenly netted in the December 31, 2005 10-KSB. The Company chose not to amend the December 31, 2005 10-KSB due to the fact that (1) the 2005 statement of cash flows was correct, (2) the December 31, 2004 statement of cash flows was correctly shown when filed, (3) the readers of the December 31, 2005 financial statements are believed to be most interested in 2005’s results which were properly reported and (4) the December 31, 2006 financial statements will be published by March 31, 2007 at which time the 2004 financial statements will no longer be separately shown.

If you wish to discuss any of the responses any further or have additional comments, please feel free to contact the undersigned.

Very truly yours,

/s/ Warren J. Archer

Warren J. Archer